As filed with the Securities and Exchange Commission on December 17, 2009
Registration No. 333-162436

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM S-3 /A

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

RADIENT PHARMACEUTICALS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0413161 (I.R.S. Employer Identification No.)
2492 Walnut Avenue, Suite 100 Tustin, California 92780-7039 (714) 505-4460 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Douglas C. MacLellan, President
Radient Pharmaceuticals Corporation
2492 Walnut Avenue, Suite 100
Tustin, California  92780-7039
(714) 505-4460
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:
Louis E. Taubman, Esquire Leser, Hunter, Taubman & Taubman 17 State Street, Suite 2000 New York, NY, 10004 Tel: (917) 512-0827 Fax: (212) 202-6380

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this Registration Statement.
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If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to rule 462(e) under the Securities Act, check the following box:  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount registered(1)	Proposed maximum offering price per share(1)(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.001 par value per share	3,514,020 (4)	$0.58	$2,038,132	$113.72

(1)
Pursuant to Rule 416(a)  under the Securities Act of 1933, the shares being registered hereunder includes such indeterminate number of additional shares of common stock as may be issuable by the registrant with respect to the shares being registered hereunder as a result of stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based upon the average of the high and low sales prices of the registrant’s common stock on October 9, 2009 as listed on the NYSE Amex.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, based on the proposed maximum aggregate offering price of all securities listed.

(4)
Includes, (a) 3,160,520 shares of common stock underlying the warrants issuable in two closings of a private placement offering in May and June 2009;  (b) 116,000  shares of common stock underlying the warrants issued pursuant to the Bridge Loan Agreement we entered into with Cantone Research, Inc. on September 10, 2009, (c) 200,000 shares of common stock underlying the warrants issued pursuant to the Consulting Agreement we entered into with Cantone Asset Management, LLC on September 10, 2009, and (d)  37,500 shares of common stock pursuant to a settlement and release agreement with Strategic Growth International, Inc. (“SGI”) on June 23, 2009.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

RADIENT PHARMACEUTICALS CORPORATION

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3,514,020 SHARES
OF COMMON STOCK
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This prospectus relates to shares of common stock of Radient Pharmaceuticals Corporation (formerly, AMDL, Inc.) that may be offered for sale for the account of the selling stockholders identified in this prospectus. The selling stockholders may offer and sell from time to time up to 3,514,020 shares of our common stock, which will be issued to the selling stockholders only if and when they exercise warrants held by them.

The selling stockholders may sell all or any portion of their shares of common stock in one or more transactions on the NYSE Amex, in private, negotiated transactions or a combination of such methods. Each selling stockholder will determine the prices at which it sells its shares. Although we will incur expenses in connection with the registration of the common stock, we will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders. However, we will receive gross proceeds of up to approximately $3,500,000 from the exercise of outstanding warrants by the selling stockholders, if and when they are exercised.

On December 14, 2009, there were 20,728,604 shares of common stock outstanding. Our common stock is listed on the NYSE Amex and traded under the symbol “RPC.” On December 14, 2009, the closing price of our common stock on the NYSE Amex was $0.28 per share.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.
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The shares of common stock offered or sold under this prospectus involve a high degree of risk. See “Risk Factors” beginning at page  12 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.
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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this prospectus is December 16 , 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not, and the selling stockholders have not, authorized any person to give you any supplemental information or to make any representations for us. You should not rely upon any information about us that is not contained in either this prospectus or in one of our public reports filed with the Securities and Exchange Commission (“SEC”) and incorporated into this prospectus. Information contained in this prospectus or in our public reports may become stale. You should not assume that the information contained in this prospectus, any prospectus supplement or the documents incorporated by reference are accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus or of any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since those dates. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

    Except where the context requires otherwise, in this prospectus, “Radient Pharma” “company,” “we,” “us,” and “our” refer to Radient Pharmaceuticals Corporation, a Delaware corporation, and its subsidiaries.

ABOUT FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and the documents we have filed with the SEC that are incorporated herein by reference contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on current expectations, estimates and projections about our industry, management’s beliefs, and assumptions made by management.

Words such as “may,” “might,” “should,” “anticipate,” “estimate,” “expect,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to, risks and uncertainties regarding our ability to conduct clinical trials of our product candidates and the results of such trials, our preclinical studies, as well as risks and uncertainties relating to future capital needs, government regulation and third-party reimbursement, economic conditions, markets, products, competition, intellectual property, services and prices, key employees, dependence on our collaborators, litigation and other factors. Please also see the discussion of risks and uncertainties under “Risk Factors” and contained in any supplements to this prospectus, and in our most recent annual report on Form 10-K, as revised or supplemented by our most recent quarterly report on Form 10-Q, as well as any amendments thereto, as filed with the SEC and which are incorporated herein by reference.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors,” and the other information incorporated by reference into this prospectus. The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this registration statement.

Our Company

Radient Pharmaceuticals Corporation is a vertically integrated pharmaceutical company with the following distinct business divisions or units:

●	Manufacturer and Distributor of Onko-Sure™, a Proprietary In-Vitro Diagnostic (IVD) Cancer Test;
●	Distribution of Elleuxe brand of Anti-Aging Skin Care Products; and
●	A Cancer Therapeutics Technology.

Our Revised Strategic Focus

Until recently, we were focused on the production and distribution of pharmaceutical products through our subsidiaries located in the People’s Republic of China.   After the deconsolidation of our Chinese subsidiaries, we have recently refocused our core business strategy and market focus to the international commercialization of Onko-Sure™  and Elleuxe products.  On September 25 , 2009, we changed our name from “AMDL, Inc.” to “Radient Pharmaceuticals Corporation.” We believe Radient Pharmaceuticals as a brand name has considerable market appeal and reflects our new corporate direction and branding statements.

We are now actively engaged in the research, development, manufacturing, sale and marketing of in vitro diagnostic (IVD) and high-end skin care products.  We have focused our business strategy on the international commercialization and next generation product development for both of these products.  All of these business units focus on the development, manufacturing, distribution and sales of high-quality medical diagnostic products, generic pharmaceuticals, nutritional supplements, and cosmetics in the United States, Canada, China, Chile, Europe, India, Korea, Taiwan, Vietnam and other markets throughout the world.

       We currently anticipate generating approximately $300,000 in aggregate sales in 2009 from our Onko-Sure™  IVD cancer diagnostic test kits and our Elleuxe brand of skin care products. These two business segments are anticipated to be our largest revenue producing  products in the near future. We believe that  subject to receipt of adequate financing, revenues from these products will significantly increase in 2010 due to the creation of distribution agreements that are anticipated to move the IVD cancer diagnostic test kits and the Elleuxe brand of skin care products into broad commercial channels in markets throughout the world. However, the success of our distribution strategy for these products in 2010 is dependent upon a number of factors, including obtaining adequate financing during the first quarter of 2010 to execute our distribution plan for 2010.

        We are in the process of reclassifying our China pharmaceutical manufacturing and distribution business (conducted through our Jade Pharmaceutical, Inc. (“JPI”) subsidiary) as a business investment, rather than a consolidated operating subsidiary of our Company.

ONKO-SURE™ IN-VITRO DIAGNOSTICS

Onko-Sure™ Kit

Our Onko-Sure™  in vitro diagnostic test enables physicians and their patients to effectively monitor and/or detect solid tumor cancers by measuring the accumulation of specific breakdown products in the blood called Fibrin and Fibrinogen Degradation Products (FDP).  Onko-SureTM is a simple, non-invasive blood test used for the detection and/or monitoring of 14 different types of cancer including: lung, breast, stomach, liver, colon, rectal, ovarian, esophageal, cervical, trophoblastic, thyroid, malignant lymphoma, and pancreatic. Onko-Sure™  can be a valuable diagnostic tool in the worldwide battle against cancer, the second leading cause of death worldwide. Onko-Sure™  serves the IVD cancer/oncology market which, according to Bio-Medicine.org, is growing at an 11% compounded annual growth rate.

Onko-Sure™  is sold as a blood test for cancer in Europe (CE Mark certified), India, Taiwan, Korea, Vietnam, and in Chile (research use); approved in the U.S.  for the monitoring of colorectal cancer (CRC); approved in Canada (by Health Canada) for lung cancer detection and lung cancer treatment monitoring; and in many key markets, has the significant potential to be used as a general cancer screening test.

The product is manufactured at our Tustin, California based facilities and is sold to third party distributors, who then sell directly to Clinical Laboratory Improvement Amendments certified reference laboratories in the United States as well as clinical reference labs, hospital laboratories and physician operated laboratories in the international market. Our test kits are currently being sold to one diagnostic reference laboratory in the United States. During the third quarter of 2009, we entered into the following distribution agreements:

●
Exclusive five year distribution agreement with Grifols USA, LLC .  This distribution agreement allows Grifols USA, LLC to market and sell Onko-Sure™ for the monitoring of colorectal cancer to hospitals, clinical laboratories, clinics and other health care organizations in the United States of America and Puerto Rico.

●	Exclusive two year distribution agreement with Tarom Applied Technologies Ltd for the marketing and sales of Onko-Sure™ in Israel.

Through distributors, we have limited sales of these test kits outside the United States. We have developed the next generation version of the Onko-Sure™  test kit, and in 2009, we entered into a collaborative agreement with the Mayo Clinic to conduct a clinical study to determine whether the new version of the kit can lead to improved accuracy in the detection of early-stage cancer.

Our Onko-Sure™ cancer test kits are currently sold in the form of a 96 well test plate, which, after standards are applied, 43 individual tests can be run in duplicate. These tests are typically run in a reference laboratory with test results determined by using a micro-titer reading analyzer. Results are sent to the attending physician who then relays those results to the patient. Typically, a patient can receive results within 3-5 days from the blood draw date.

Because the Onko-Sure™  test kit is a non-invasive blood test, there are no side effects of the administration of the test. As with other cancer diagnostic products, false positive and false negative test results could pose a small risk to patient health if the physician is not vigilant in following up on the Onko-Sure™  test kit results with other clinically relevant diagnostic modalities. While the Onko-Sure™  test kit is helpful in diagnosing whether a patient has cancer, the attending physician needs to use other testing methods to determine and confirm the type and kind of cancer involved.

         On July 8, 2009, we changed the brand name of our in vitro diagnostic cancer test from DR-70 to the more  consumer friendly, trademarked brand name “Onko-Sure™,” which we believe communicates it as a high quality, innovative consumer cancer test. We are also installing a new tag line -- “The Power of Knowing” -- which communicates to cancer patients and their physicians that the test is effective in assessing whether a patient’s cancer is progressing during treatment or is in remission.

Elleuxe Brand of Premium Anti-Aging Skin Care Products

      We intend to produce and market a variety of cosmetic products that were originally developed by JPI in 2008, based upon their HPE anti-aging therapeutic products.  We have reformulated these products for international markets under the brand name Elleuxe. We currently anticipate the launch of sales of these U.S. manufactured skin care products during mid-2010. Elleuxe, a therapeutic, high-end skin care product line based on the active ingredient ‘Elleuxe Protein’ ― our proprietary active ingredient that offers cell renewing properties designed to minimize the appearance of aging.

The initial Elleuxe product line includes:

●	Hydrating Firming Cream
●	Renergie Hydrating Cleanser
●	Intense Hydrating Cleanser
●	Visable Renewing Hydrating Softener
●	Smoothing Renewing Eye Moisturizer

         Based upon available capital, we now expect to launch this product in mid 2010, although this launch could be delayed further if additional capital is not available.   We also expect to offer a vegetable-based product line in mid 2010 and a men’s product line in late 2010. In total there will be eight separate product formulations. Elleuxe is anticipated to be sold directly to high‐end retail stores, high-end beauty spas and medical day spas. We anticipate that we will sell the product sets (grouped based on skin types) at between $500 and $650 per set and the individual products in the set at $100-$350 per ounce in eight separate product formulations.  We anticipate that we will growing at a 7-8% compounded annual growth rate. According to Euromonitor, the global luxury skin care market is expected to reach $22.1 billion by 2013.

New Corporate and Product Brand Launch

       On August 22, 2009, the Company, received shareholder approval in order to change its name to Radient Pharmaceuticals Corporation (“Radient Pharma”).  The Company’s name was changed on September 25, 2009 and shortly thereafter the Company posted a new corporate website under the new name at www.radient-pharma.com.

Research and Development

        During the quarter ended September 30, 2009, we spent $91,213 on research and development related to the Onko-Sure ™, as compared to $35,032 for the same period in 2008. These expenditures were incurred as part of the Company’s efforts to improve the existing Onko-Sure ™ and develop the next generation Onko-Sure ™.

       We expect expenditures for research and development to grow in the 1st quarter of 2010 due to additional staff and consultants needed to support an agreement with Mayo Clinic to conduct a clinical study for the validation of the Company’s next generation version of its United States Food and Drug Administration(“USFDA”) approved Onko-Sure ™ test kit and additional development costs associated with entry into new markets. Through this validation study, the Company and Mayo Clinic will perform clinical diagnostic testing to compare to our Onko-Sure ™ test kit with a newly developed, next generation test. The primary goal of the study is to determine whether the Company’s next generation Onko-Sure ™ test kit serves as a higher-performing test to its existing predicate test and can lead to improved accuracy in the detection of early-stage cancers.

       For USFDA regulatory approval on the new test, we intend to perform an additional study to demonstrate the safety and effectiveness of the next generation test for monitoring colorectal cancer. The validation study will run for three months and final results are expected in the first quarter of 2010.

       In addition, we will also incur expenses related to its Elleuxe products: expenses for consultants and laboratories for the reformulation of the HPE-based cosmetics, as well as laboratories involved in testing the safety and effectiveness of the product will be expended.

China-based Integrated Pharmaceuticals Operations

China Pharmaceutical Manufacturing and Distribution

The Company’s previously controlled China-based pharmaceutical manufacturing and distribution business is engaged in the manufacture and distribution of generic and homeopathic pharmaceutical products and supplements, as well as cosmetic products.  The Company operated this business division through the Company’s wholly-owned subsidiary, JPI, which in turn, operates through a wholly-owned Chinese subsidiary, Jiangxi Jiezhong Bio-Chemical Pharmacy Company Limited (“JJB”).  Prior to June 26, 2009, we also owned and operated Yangbian Yiqiao Bio-Chemical Pharmacy Company Limited (“YYB”). YYB was sold on June 26, 2009 and had been accounted for as discontinued operations and in connection with the sale of YYB we transferred certain of JJB’s land use rights to the buyer of YYB, in which the bank has a secured interest. JPI acquired the businesses currently conducted by YYB and JJB in 2005 along with certain assets and liabilities of a predecessor to JJB (JiangXi Shangrao KangDa Biochemical Pharmacy Co. Ltd).  YYB was sold  to a Chinese national for 16 million RMB (or $2,337,541 U.S. Dollars) in the form of an agreement whereby the buyer of YYB will  pay this amount to Chinese International Bank of Commerce in order to partially satisfy outstanding bank loans at JJB.

During the second quarter of 2009, the Company’s management became aware of internal management disputes in China that resulted in a deterioration of both operational and financial controls by JPI’s management over the operating entity JJB. The management of both JPI and JJB have indicated that they believe the most prudent path to raising additional capital for the Company’s Chinese operating division is for JJB to complete one or more private placements of equity during the first quarter of 2010. They also indicated that they believe the best path for the Company to monetize the Company’s investments in JPI and JJB would be for JJB to seek a public listing on the Growth Enterprise Market (“GEM”) located in Hong Kong or a similar Asia based market by the third quarter of 2012.  The Company’s executive management and board of directors were in agreement with JPI and JJB’s management on this “spin-off” strategy of  JPI and JJB and have completed a plan to provide a path for a potential financial return for the Company.

During the third quarter of 2009, it became apparent to the Company’s management that the working relationship with management of its operations in China was becoming increasingly strained. Accordingly, the Company deemed it appropriate to seek alternative means of monetizing its investment.  There were several issues that caused the Company to conclude accordingly, including, but not limited to:

●	Non responsiveness by the management in China to requests by Company management for financial information;

●	Non responsiveness by management in China to requests for transfer of Company funds to bank accounts under corporate control;

●	Lack of timely communication with Corporate management concerning significant decisions made by management in China concerning the disposal of the YYB subsidiary; and

●	Lack of timely communication with corporate officers concerning operations in China.
Effective September 29, 2009 (the “Effective Date”), based on unanimous consent of the Company’s board of directors and an executed binding agreement (the “Agreement”) between the Company and Henry Jia, Frank Zheng and Yuan Da Xia (collectively, the “JPI Shareholders”), the Company deconsolidated all activity of JPI.

Based on the Agreement and in accordance with current accounting guidelines, the Company deconsolidated JPI as of the date the Company ceased to have a controlling financial interest, which was effective September 29, 2009.  In accordance with the Agreement, the Company exchanged its shares of JPI for non-voting shares of preferred stock, relinquished all rights to past and future profits, surrendered its management positions and agreed to non-authoritative minority role on its board of directors.

Based on the Company’s evaluation of current accounting guidance, it was determined that the Company did not maintain significant influence over the investee and, accordingly, has recorded such investment in accordance with the cost method.  Although, the Company maintains significant economic ownership in JPI, based on its evaluation of its lack of ability to influence, lack of a role in policy and decision making, no significant planned intercompany activity, among other things, the Company concluded that it would not be appropriate to account for such investment in consolidation or under the equity method of accounting.

The deconsolidation of JPI and JJB materially and adversely affected the Company’s 2009 earnings and sales.   There can be no assurance that we will ever realize any significant value from the Company’s  interest in JPI and JJB.

 Despite the deconsolidation of JPI and JJB on September 29, 2009, the Company still believes JPI and JJB have a promising future. The Company anticipates that they may be able to sell off a portion or all of their ownership in JPI and JJB during the next 24 months; alternatively the Company would seek an exit from their investment at or after any public listing. The Company also could retain all or a portion of the Company’s remaining equity stake in JPI and JJB, if ownership continues to look promising. The goal is to gain the best valuation possible for this strategic asset. Additionally, the Company also believes that JPI/JJB’s business and brand recognition make it a potential buyout target.

On September 29, 2009, the Company entered into an agreement which outlines the Company’s limited role in JPI’s future operations.  As such, the Company has classified JPI on the condensed consolidated balance sheets as “Investment in JPI” and included income from JJB’s operations on the condensed consolidated statements of operations and comprehensive income (loss) for the period ended September 29, 2009.

Discontinued Operations and Dispositions

      On January 22, 2009, the Company’s board of directors authorized management to sell the operations of YYB. The Company classified the assets, liabilities, operations and cash flows of YYB as discontinued operations for all periods presented.

The sale of YYB was completed in June 2009. Shares in YYB along with rights to certain land and land use rights were transferred to the buyer (an individual) in consideration of:

●	The forgiveness of amounts owed to YYB from JJB; and

●	The buyer of YYB has contractually agreed to pay off the balance of the 16 million RMB ($2,337,541 USD) obligation secured by a mortgage on certain land owned by JJB.

Operations of JJB

JJB manufactures and markets numerous diagnostic, pharmaceutical, nutritional supplement and cosmetic products. JJB is acquiring production rights for other pharmaceutical products which will require the approval of the SFDA. Historically, the top selling products in China are HPE-based Solutions (anti-aging cosmecutical), Domperidone (anti-emetic), Levofloxacin Lactate Injections (IV antibiotics) and Glucose solutions (pharmaceutical).

Facilities

The SFDA requires that all facilities engaged in the manufacture of pharmaceutical products obtain GMP certification. In February 2008, JJB’s GMP certification expired for the small volume parenteral solutions injection plant lines that were engaged in manufacturing the Company’s HPE injectible product, Goodnak, and all other small volume parenteral solutions. JJB ceased small volume parenteral solutions operations at this facility while undertaking $1.5 million in modifications necessary to bring the facility and its operations into compliance. The renovations were completed and JJB resumed operation of the parenteral small injectible lines in the second quarter of 2009.

JJB was notified by the Chinese Military Department of its intent to annex one of JJB’s plants that is located near a military installation. The proposed area to be annexed contains the facilities that are used to manufacture large and small volume parenteral solutions, including the production lines for which JBB is attempting to obtain GMP certification. Discussions regarding annexation are proceeding and JJB expects that it will be compensated fairly for the transfer of the facility upon annexation. JJB intends to find a new single center site in Jiangxi Province, China to relocate its operations.

For purposes of reporting the results of discontinued operations, JPI had assumed that all products previously manufactured and sold by YYB were sold with the business. JPI may have to spend significant time and resources finding, building and equipping the new location and restarting the relocated operations. In addition, such new facilities will need to obtain GMP certification for all manufacturing operations.

Marketing and Distribution

JJB has established a marketing program consisting of approximately forty sales managers and a network of distributors who market JJB’s products.

JJB sells directly to hospitals and retail stores and indirectly to other customers through distributors. One primary distributor has 29 retail outlets throughout China. JJB is developing educational programs for hospitals, doctors, clinics and distributors with respect to JJB’s product lines. These educational programs are intended to improve sales and promotion of JJB’s products.

New Beauty Formulations of the HPE-Based Anti-Aging Product

During 2008, JJB finalized the formulations of the following HPE-based cosmetic products. These new products consist of capsules and an easy-to-apply lotion version and are marketed under the trade name “Nalefen Skin Care”. These new products complement JJB’s existing high quality injectible and extract formulations. Additionally, JJB has contracted with YiBo to develop a capsule version of the Goodnak product. JJB plans to sell both products through both new and existing distribution channels within the Henan, Sichuan, Guizhou, Shanxi, Xinjiang, Gansu, Hunan, Zhejiang, Fujian, Liaoning and Heilongjiang Provinces of China. Together these regions have a combined population of more than 376 million people.

Distribution Channels for Beauty Product Lines

 Distribution contracts which were in place during 2008 for the sale of HPE products have expired and JJB has not renewed the agreements. As a result, revenue in the third quarter of 2009 was adversely impacted. At this time, JJB does not anticipate the new lotion formulations will also be sold through these same distributors. JPI’s management has indicated that they have developed various new distribution relationships with more reliable distributors that will be selling their HPE solutions in the future.

However, in addition to China, RPC believe that some of the beauty products from JJB will be good candidates for export to the North American and South American markets. RPC have completed the reformulation of the China based formula and will submit to a US laboratory to be tested for safety and effectiveness. In conjunction with the testing, RPC are collaborating with an industry specialist to develop a unique packaging scheme for the market. Depending on available funds, it is estimated that this process will be complete by mid- 2010.

The Current Chinese Economic and Market Environment

JPI operated in a challenging economic and regulatory environment that has undergone significant changes in technology and in patterns of global trade. The current economic and market environment in China is uncertain. In its January 28, 2009 report, the International Monetary Fund estimated that China’s economy will grow at a rate of approximately 6.7 percent in 2009, as measured by the gross domestic product. In addition, China’s health care spending is projected to increase by nearly 40% to $17.3 billion, with a government proposal to bring universal healthcare to 90% of its 1.3 billion citizens by 2011, as reported by the American Free Press. While this data appears promising, the proposal, however, could result in additional controls over the pricing of certain drugs which could, in turn, negatively impact JJB’s business prospects in China.

Cancer Therapeutics

       In 2001, we acquired a proprietary cancer vaccine combination immunogene therapy technology “CIT”. A U.S. patented technology (patent issued May 25, 2004). CIT is intended to build the body’s immune system and destroy cancer cells. We are actively seeking a pharmaceutical or biotechnology strategic partner with whom to form a joint venture or otherwise license our CIT technology. We are also currently engaged in litigation regarding certain intellectual property and equitable interests in the technology.

The Offering

Issuer	Radient Pharmaceuticals Corporation.

Selling Stockholders
Includes (a) Cantone Research, Inc., an accredited investor, who provided a Bridge Loan for $58,000  and was issued a two year warrant to purchase up to 116,000 shares of our common stock in September 2009 (this transaction is hereinafter referred to as the  “Cantone Bridge Loan”); (b) Cantone Asset Management, LLC, an accredited investor, who was issued a five year warrant to purchase 200,000 shares of the Company’s common stock in September 2009 in connection with a Consulting Services Agreement; (c) Accredited investors who purchased 12% Series 2 Senior Notes and warrants in two closings of one private placement offering in May and June 2009 (the two closings are hereinafter referred to collectively as the “12% Series 2 Senior Note Offering”); (d) The placement agents who received warrants in the 12% Series 2 Senior Note offering; and (e) SGI,  the holder of 37,500 shares of our common stock.

Securities offered by Selling Stockholders	3,514,020 shares of common stock

Use of Proceeds
We will not receive any of the proceeds from the sale of the shares of common stock sold from time to time under this prospectus by the selling stockholders. We may receive proceeds in connection with the exercise of  warrants for the underlying shares of our common stock, which may in turn be sold by the selling stockholders under this prospectus. We intend to use any proceeds from the exercise of warrants for working capital and other general corporate purposes.

Warrants
The exercise price of the warrants issued in  the Cantone Bridge Loan is $0.60 per share and the warrants expire on September 10, 2011. The exercise price of the warrants issued in connection with the Consulting Services Agreement is $0.60 per share and the warrants expire on September 10, 2014. The warrants from the May and June 2009 closings of the 12% Series 2 Senior Note Offering are exercisable at $0.98 per share and $1.11 per share, respectively, and each have a five-year term from the date of grant.

Registration of Underlying Shares
The common stock underlying the warrants sold in 12% Series 2 Senior Note Offering, the Cantone Bridge Loan and the Consulting Services Agreement are being registered for resale hereunder. Currently, there is no public market for the warrants, and we do not expect that any such market will develop. The warrants will not be listed on any securities exchange or included in any automated quotation system.

Risk Factors
An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors.”

NYSE Amex symbol	“RPC”

RISK FACTORS

  Investing in our securities involves risk. The prospectus supplement applicable to each offering of our securities will contain a discussion of the risks applicable to an investment in our Company. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed below and under the heading “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained or incorporated by reference in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as revised or supplemented by our most recent quarterly report on Form 10-Q, each of which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

We have incurred significant losses and may never generate profits.

       The Company incurred net losses before discontinued operations of $5,130,325 and income of $1,159,180 for the three months ended September 30, 2009 and 2008, respectively, bringing the net losses before  discontinued operations to $10,779,937 and $1,325,300 for the nine months ended September 30, 2009 and 2008, respectively, and had an accumulated deficit of $50,734,669 at September 30, 2009.  Losses from the deconsolidation of the Company’s China pharmaceutical operations will also serve to increase the Company’s accumulated losses and stockholders’ deficit.  There can be no assurance that our Company will ever be able to achieve its sales goals or earn a profit.

We may not be able to continue to operate our business if we are unable to attract additional operating capital.

 The current level of our revenues is not sufficient to finance our operations on a long-term basis. Accordingly, our ability to continue to conduct business and operations is substantially dependent on our ability to rapidly raise additional capital to: (i) finance the costs of additional research and development of  our Onko-Sure™  cancer test kit and Elleuxe skin care products; (ii) expand sales and the marketing of new and existing products; and  (iii) fund ongoing selling, general and administrative expenses of our business. If we do not receive additional financing, we will likely be unable to increase sales of  our Onko-Sure™ IVD Cancer Test Kits and Elleuxe skin care products, or otherwise support our operating cash needs.  In such event we may no longer be able to meet our cash needs in the U.S. to enable us to pay our continuing obligations when due or to continue to operate our business.  In such event, we may be required to seek protection under the U.S. bankruptcy laws.

Limited product development activities; our product development efforts may not result in commercial products.

We intend to continue to pursue Chinese State Food and Drug Administration (“SFDA”) approval of the Onko-Sure™ test kit and licensing of our CIT technology. Due to limited cash resources, we are limited in the number of additional products we can develop at this time. Successful cancer detection and treatment product development is highly uncertain, and very few research and development projects produce a commercial product. Product candidates like the Onko-Sure™ test kit or the CIT technology that appear promising in the early phases of development, such as in early animal or human clinical trials, may fail to reach the market for a number of reasons, such as:

●	the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;

●	the product candidate was not effective in treating a specified condition or illness;

●	the product candidate had harmful side effects on humans;

●	the necessary regulatory bodies, such as the SFDA, did not approve our product candidate for an intended use;

●	the product candidate was not economical for us to manufacture and commercialize; and

●	the product candidate is not cost-effective in light of existing therapeutics.

        Of course, there may be other factors that prevent us from marketing a product, including, but not limited to, our limited cash resources. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval in multiple jurisdictions for a product varies by jurisdiction and by product. We cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

Our cash position as of December 14, 2009 of approximately $6,600 is not sufficient to implement our various business strategies for the Onko-Sure™ or to market the Onko-Sure™ test kit or our Elleuxe  skin care products. Even if we are successful in obtaining additional financing, our short-term strategies are to engage outside distributors and license our products to others, although there can be no assurances that our products can be successfully licensed and/or marketed.

Our former operations in China involve significant risk.

        Our formerly consolidated subsidiaries, JJB, YYB and Golden Success Technologies, Ltd. were formed to operate as WFOEs in China. During the second quarter of 2009 all active operations at YYB were terminated due to expiration of its GMP license and YYB was eventually sold to an independent third party. Risks associated with operating as a WFOE include unlimited liability for claims arising from operations in China and potentially less favorable treatment from governmental agencies in China than JJB and YYB would receive if JJB and YYB operated through a joint venture with a Chinese partner.

       JJB is subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Compliance with changes in law may require JJB to incur additional expenditures or could impose additional regulation on the prices charged for JJB’s pharmaceutical products.

      As in the case of JJB, the Chinese government has the right to annex or take facilities it deems necessary. Currently, a portion of JJB’s facility that produces large and small volume parenteral solutions has been identified for annexation by the Chinese Military Department. The outcome of this event cannot be predicted at this time, but if the Chinese government takes this facility, although JJB expects that it will be compensated fairly for the facility, JJB will have to spend significant time and resources finding another location and restarting those operations in another area. JJB intends to consolidate any operations related to product lines formerly manufactured by YYB in a single facility in a new location. Such new location will need to obtain GMP certification. Such annexation, or the threat of such annexation, may negatively impact the value of the Company's investment.

Operating as a WFOE

JJB operates as wholly-foreign owned enterprise (“WFOE”) in China. Risks associated with operating as a WFOE include unlimited liability for claims arising from operations in China and potentially less favorable treatment from governmental agencies in China than JJB would receive if JJB operated through a joint venture with a Chinese partner.

Deconsolidation Risks

 During the second quarter our management became aware of internal management disputes in China that resulted in the deterioration of both operational and financial controls by JPI’s management over the operating entity JJB. We have entered into a definitive binding agreement and deconsolidated our China based operations. We intend to reduce our ownership of JPI and/or JJB to less than a 50% equity interest over the next 24 months.  The China deconsolidation materially and adversely affected our 2009 earnings and sales.  We have recorded a loss from the deconsolidation of JPI and JJB in an amount of $1,953,516 for the nine months ended September 30, 2009.  In addition, there can be no assurance that we will ever realize any value from our equity interest in JPI and JJB.

Chinese Regulations

JJB is subject to the Pharmaceutical Administrative Law, which governs the licensing, manufacture, marketing and distribution of pharmaceutical products in China and sets penalty provisions for violations of provisions of the Pharmaceutical Administrative Law. Compliance with changes in law may require us to incur additional expenditures or could impose additional regulation on the prices charged for our pharmaceutical products.

       The Chinese government has the right to annex or take facilities it deems necessary. Currently, a portion of JJB’s facility that produces large- and small-volume parenteral solutions has been identified for annexation by the Chinese Military Department. The outcome of this event cannot be predicted at this time; but, if the Chinese government takes this facility, although we expect that JJB will be compensated fairly for it, JJB will have to spend significant time and resources finding another location and restarting those operations in another area. Such new location will need to obtain GMP certification. Such annexation, or the threat of such annexation, may negatively impact the value of the Company’s investment.

       At December 14, 2009, we had cash on hand of approximately $6,600. Our U.S. operations require approximately $214,000 per month to fund the costs of operations, including, but not limited to,  the costs associated with our financing activities; SEC and NYSE Amex reporting; legal and accounting expenses of being a public company; other general administrative expenses; research and development, regulatory compliance, and distribution activities related to Onko-Sure™  test kit; the operation of a USFDA approved pharmaceutical manufacturing facility; the development of international distribution of the Company’s planned HPE-based cosmetics product line; and compensation of executive management in the US and China. Assuming no outstanding warrants are exercised, and no additional equity or debt financings are completed, our sources of cash from operations in the U. S. are insufficient to meet our projected operating expenses on a month to month basis.

We have a significant amount of relatively short term indebtedness and may be unable to satisfy our obligations to pay interest and principal thereon when due.

As of December 14, 2009, we have the following approximate amounts of outstanding short term indebtedness:

(i)
$58,000 in unsecured bridge loan bearing interest at 12% per annum due December 1, 2009; however, the interest was increased to 18% per annum since the loan was not paid by December 1, 2009 and additional $25,000 was added to the principle value of the loan, and  we shall pay up to $10,000 for any out-of-pocket legal costs the lender may incur to collect the loan;

(ii)	$1.61 million in unsecured convertible notes bearing interest at 10% per annum due September 15, 2010;

(iii)
$3.6 million senior unsecured promissory notes bearing interest at 12% interest payable quarterly in cash, portions of which principal are due in December 2010 and the balance of the principal is due at varying dates in early 2011;and

(iv)	$455,556 represented by a 12% unsecured convertible promissory note due on the earlier of our next financing or in 6 monthly principal installments commencing in March 2010.
          Absent a new financing or series of financings, our current operations do not generate sufficient cash to pay the interest and principal on these obligations when they become due. Accordingly, we may default in these obligations in the future. On December 14, 2009 we were unable to pay the interest due on the Series 1 and Series 2 Senior notes, and accordingly the holders may declare a default and accelerate the amounts due thereunder.

Our independent registered public accounting firm has included a going concern paragraph in their report on consolidated financial statements.

        While our independent registered public accounting firm expressed an unqualified opinion on our consolidated financial statements, our independent registered public accounting firm did include an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern due to our significant operating loss in 2007, our negative cash flows from operations through December 31, 2008 and our accumulated deficit at December 31, 2008. Our ability to continue as an operating entity currently depends, in large measure, upon our ability to generate additional capital resources. In light of this situation, it is not likely that we will be able to raise equity. While we seek ways to continue to operate by securing additional financing resources or alliances or other partnership agreements, we do not at this time have any commitments or agreements that provide for additional capital resources. Our financial condition and the going concern emphasis paragraph may also make it more difficult for us to maintain existing customer relationships and to initiate and secure new customer relationships.

Adverse conditions in the global economy and disruption in financial markets could impair our revenues and results of operations.

        As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. These conditions have impaired our ability to access credit markets and finance operations already. There can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies. We are impacted by these economic developments, both domestically and globally, as our business requires additional capital to build inventories and exploit new markets. In addition, the current tightening of credit in financial markets adversely affects the ability of our customers to obtain financing for significant purchases and operations, and has resulted in a decrease in orders for JPI’s products, and increases the number of days outstanding of JPI’s accounts receivable in China. JPI’s customers’ ability to pay for JPI’s products may also be impaired, which may lead to an impairment of our investment in JPI. We are unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions in the U.S., China and other countries. Should these economic conditions result in us not meeting our revenue objectives or fund raising needs, our operating results and financial condition could be adversely affected.

Our current products cannot be sold in certain countries if we do not obtain and maintain regulatory approval.

We manufacture, distribute and market our products for their approved indications. These activities are subject to extensive regulation by numerous state and federal governmental authorities in the U.S., such as the USFDA and the Centers for Medicare and Medicaid Services (formerly Health Care Financing Administration) and the SFDA in China, as well as by certain foreign countries, including some in the European Union. Currently, we (or our distributors) are required in the U.S. and in foreign countries to obtain approval from those countries’ regulatory authorities before we can market and sell our products in those countries. Obtaining regulatory approval is costly and may take many years, and, after it is obtained, it remains costly to maintain. The USFDA and foreign regulatory agencies have substantial discretion to terminate any clinical trials, require additional testing, delay or withhold registration and marketing approval and mandate product withdrawals. In addition, later discovery of unknown problems with our products or manufacturing processes could result in restrictions on such products and manufacturing processes, including potential withdrawal of the products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling our products until we comply, or indefinitely.

Our future prospects will be negatively impacted if we are unsuccessful in pending litigation over the CIT technology.

We are engaged in litigation with AcuVector Group, Inc. (“AcuVector”) and with the Governors of the University of Alberta over our CIT technology. Although these cases are still in the early stages of discovery, we believe they are without merit and that we will receive a favorable judgment in both. However, if either AcuVector or the University is successful in their claims, we may be liable for substantial damages, our rights to the technology will be adversely affected, or our future prospects for exploiting or licensing the CIT technology will be significantly impaired.

The value of our intangible assets may not be equal to their carrying values.

        Our intangible asset is the CIT technology that we acquired from Dr. Chang in August 2001. Whenever events or changes in circumstances indicate that the carrying value may not be recoverable, we are required to evaluate the carrying value of such intangibles, including the related amortization periods. Whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be recoverable, we determine whether there has been impairment by comparing the anticipated undiscounted cash flows from the operation and eventual disposition of the product line with its carrying value. If the undiscounted cash flows are less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each intangible asset with its fair value. Fair value is generally based on either a discounted cash flows analysis or market analysis. Future operating income is based on various assumptions, including regulatory approvals, patents being granted, and the type and nature of competing products.

Patent approval for eight original claims related to the CIT technology was obtained in May 2004 and a continuation patent application was filed in 2004 for a number of additional claims. No regulatory approval has been requested for our CIT technology and we do not have the funds to conduct the clinical trials that would be required to obtain regulatory approval for our CIT technology and we did not have the funds to conduct the clinical trials which would be required to obtation regulatory approval for the Company’s CIT technology.  Accordingly, we are seeking a strategic partner to license the CIT technology from us. If we cannot attract a large pharmaceutical company to license our CIT technology and conduct the trials required to obtain regulatory approval, or if regulatory approvals, or if regulatory approvals or patents are not obtained or are substantially delayed, or other competing technologies are developed and obtain general market acceptance, or market conditions otherwise change, our CIT technology and other intangible technology may have a substantially reduced value, which could be material.

 If our intellectual property positions are challenged, invalidated or circumvented, or if we fail to prevail in future intellectual property litigation, our business could be adversely affected.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and often involve complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding breadth of claims allowed in such companies’ patents. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, our patent positions might not protect us against competitors with similar products or technologies because other products or technologies may not infringe our patents.

We face substantial competition, and others may discover, develop, acquire or commercialize products before or more successfully than we do.

We operate in a highly competitive environment. Our products compete with other products or treatments for diseases for which our products may be indicated. Additionally, some of our competitors market their products or are actively engaged in research and development in areas where we are developing product candidates. Large pharmaceutical corporations have greater clinical, research, regulatory and marketing resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products.

 We have limited sales of the Onko-Sure™ test kit and are reliant on our distributors for sales of our products.

Prior to the acquisition of JPI and after the deconsolidation of JPI, virtually all of our operating revenues came from sales to two distributors of the Onko-Sure™  test kits in foreign countries and from sales to a few domestic customers of certain OEM products. For the year ended December 31, 2008 and the quarter ended September 30, 2009, virtually all of our revenues in the U.S. were derived from sales of Onko-Sure™  test kits. Historically, we have not received any substantial orders from any of our customers or distributors of Onko-Sure™  test kits. Moreover, none of our existing distributors or customers are contractually required to buy any specific number of Onko-Sure™  test kits from us. Accordingly, based upon this fact and historical sales, any projection of future orders or sales of Onko-Sure™  test kits is unreliable. In addition, the amount of Onko-Sure™  test kits purchased by our distributors or customers can be adversely affected by a number of factors, including their budget cycles and the amount of funds available to them for product promotion and marketing.

We are subject to risks associated with our foreign distributors.

Our business strategy includes the continued dependence on foreign distributors for our Onko-Sure™  test kits. To date, we have not been successful in generating a significant increase in sales for Onko-Sure™  test kits through distribution channels in existing markets or in developing distribution channels in new markets. We are also subject to the risks associated with our distributor’s operations, including: (i) fluctuations in currency exchange rates; (ii) compliance with local laws and other regulatory requirements; (iii) restrictions on the repatriation of funds; (iv) inflationary conditions; (v) political and economic instability; (vi) war or other hostilities; (vii) overlap of tax structures; and (viii) expropriation or nationalization of assets. The inability to manage these and other risks effectively could adversely affect our business.

We do not intend to pay dividends on our common stock in the foreseeable future.

We currently intend to retain any earnings to support our growth strategy and do not anticipate paying dividends in the foreseeable future.

  If we fail to comply with the rules under the Sarbanes-Oxley Act related to accounting controls and procedures or if the material weaknesses or other deficiencies in our internal accounting procedures are not remediated, our stock price could decline significantly.

Section 404 of the Sarbanes-Oxley Act has required annual management assessments of the effectiveness of our internal controls over financial reporting since December 31, 2007 and requires a report by our independent registered public accounting firm addressing the effectiveness of our internal control over financial reporting commencing for the year ending December 31, 2010.

Our management has concluded that the consolidated financial statements included in our Annual Reports on Form 10-K as of December 31, 2008 and 2007 and for the two years ended December 31, 2008, fairly present in all material respects our consolidated financial condition, results of operations and cash flows in conformity with accounting principles generally accepted in the U.S.

Our management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008 and 2007 based on the control criteria established in a report entitled Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2008 and 2007. During its evaluation, as of December 31, 2008, our management identified material weaknesses in our internal control over financial reporting and other deficiencies as described in Item 9A of our Annual Report on Form 10-K. As a result, our investors could lose confidence in us, which could result in a decline in our stock price.

We are taking steps to remediate our material weaknesses, as described in Item 9A of the Form 10-K for the year ending December 31, 2008 incorporated by reference herein. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude in the future that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could decline significantly. In addition, we cannot be certain that additional material weaknesses or other significant deficiencies in our internal controls will not be discovered in the future.

Our stock price is volatile, which could adversely affect your investment.

Our stock price, like that of other international bio-pharma and/or cancer diagnostic and treatment companies, is highly volatile. Our stock price may be affected by such factors as:

●	clinical trial results;

●	product development announcements by us or our competitors;

●	regulatory matters;

●	announcements in the scientific and research community;

●	intellectual property and legal matters;

●	broader industry and market trends unrelated to our performance; and

●	economic markets throughout the world.

In addition, if our revenues or operating results in any period fail to meet the investment community’s expectations, there could be an immediate adverse impact on our stock price.

Our stock price and financing may be adversely affected by a recent offering of units outstanding warrants and convertible securities.

As of December 14, 2009, we had  (i) warrants outstanding that are currently exercisable for up to an aggregate of 9,068,745 shares of common stock at a weighted average price of $2.10 per share;  (ii) 1,284,424 shares of common stock potentially issuable on conversion of our 10% convertible notes at $1.20 per share, subject to anti-dilution provisions;  and (iii) 642,857 shares  under the 12% convertible note at an exercise price of not less than $0.28 per share, subject to anti-dilution provisions and a warrant to purchase 500,000 shares of common stock at $0.28 per share, subject to anti-dilution provisions.  Additional shares could be issued upon shareholder approval.

        On November 30, 2009, we entered into a Securities Purchase Agreement with two institutional investors.  Pursuant to the Securities Purchase Agreement, on December 4, 2009 we sold an aggregate of 3,289,285 shares of our common stock and warrants to purchase up to an additional 1,644,643 shares of our common stock to such investors for gross proceeds of $921,000 (the “Offering”).  The shares and warrants were sold in units, with each unit consisting of two shares and a warrant to purchase one share of common stock.  The purchase price is $0.28 per share.  Subject to certain ownership limitations, the warrants have an initial exercise price of $1.25 per share, and may be exercised at any time and from time to time on or after the six month anniversary of the date of delivery of the warrants through and including the six and one-half-year anniversary thereof. The exercise price of the warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions

The existence of, and/or exercise of all or a portion of these securities, create a negative and potentially depressive effect on our stock price because investors recognize that they “over hang” the market at this time, which effect may be exacerbated by their inclusion in this prospectus.

We have limited product liability insurance.

        We currently produce products for clinical studies and for investigational purposes. We are producing products in commercial sale quantities, which will increase as they receive various regulatory approvals in the future. There can be no assurance, however, that users will not claim that effects other than those intended may result from our products, including, but not limited to claims alleged to be related to incorrect diagnoses leading to improper or lack of treatment in reliance on test results. In the event that liability claims arise out of allegations of defects in the design or manufacture of our products, one or more claims for damages may require the expenditure of funds in defense of such claims or one or more substantial awards of damages against us, and may have a material adverse effect on us by reason of the Company’s inability to defend against or pay such claims. We carry product liability insurance for any such claims, but only in an amount equal to $2,000,000 per occurrence, and $2,000,000 aggregate liability, which may be insufficient to cover all claims that may be made against them.

Our publicly filed reports are subject to review by the SEC, and any significant changes or amendments required as a result of any such review may result in material liability to us and may have a material adverse impact on the trading price of the Company’s common stock.

        The reports of publicly traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements, and the SEC is required to undertake a comprehensive review of a company’s reports at least once every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. We could be required to modify, amend or reformulate information contained in prior filings as a result of an SEC review. Any modification, amendment or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of the Company’s common stock.

DESCRIPTION OF OFFERINGS

12% Series 2 Senior Note Offering

On May 4, 2009, we conducted a first closing (the “Series 2 First Closing”) of a private offering of 12% Series 2 Senior Notes (the “12% Senior Series 2 Note Offering”) under Regulation D for the sale to accredited investors of units consisting of $1,327,250 principal amount of 12% Series 2 Senior Notes (“Series 2 Senior Notes”) and five-year warrants to purchase a total of 2,123,600 shares of our common stock at $0.98 per share (the “Warrant Shares”). We received $1,327,250 in gross proceeds (net proceeds of $1,154,925) in the First Closing. Under the terms of the offering, the exercise price of the warrants was to be of 115% of the five-day weighted average closing prices of our common stock as reported by the NYSE Amex for the five trading days ended on May 4, 2009.

In connection with the offer and sale of securities to the purchasers in the Series 2 First Closing, our exclusive placement agent was Cantone Research, Inc., a FINRA member broker- dealer. Cantone Research, Inc. received sales commissions of $132,725 and non-accountable expenses of $39,818. In addition, we issued placement agent warrants to purchase a total of 212,360 shares, of which Cantone Research, Inc. received placement agent warrants to purchase 151,888 shares and Galileo Asset Management, S. A. received warrants to purchase 54,472 shares and Securities Research, Inc. received warrants to purchase 6,000 shares. The warrants issued to the placement agents in the Series 2 First Closing are on identical terms to the warrants issued to the investors in the 12% Series 2 Senior Note Offering.

On June 12, 2009, we conducted the second closing (the “Series 2 Second Closing”) of the 12% Series 2 Senior Note Offering of units consisting of $468,500 principal amount of 12% Series 2 Senior Notes and five-year warrants to purchase a total of 749,600 shares of our common stock at $1.11 per share.  We received $468,500 in gross proceeds (net proceeds of $407,595) in the Series 2 Second Closing. Under the terms of the offering, the exercise price of the Warrant Shares was to be the five day weighted average closing prices of our common stock as reported by NYSE Amex for the five trading days ended on June 12, 2009.

In connection with the Series 2 Second Closing, our exclusive placement agent was Cantone Research, Inc.. Cantone Research, Inc. received sales commissions of $46,850 and $14,055 non-accountable expenses for services in connection with the Series 2 Second Closing. In addition, in the Series 2 Second Closing, we issued placement agent warrants to purchase a total of 74,960 shares, of which Cantone Research, Inc. received placement agent warrants to purchase 58,360 shares, Galileo Asset Management, S. A. received warrants to purchase 14,992 shares and JH Darbie & Co. received placement agent warrants to purchase 1,600 shares. The warrants issued to the placement agents in the Series 2 Second Closing are on identical terms to the warrants issued to the investors in the 12% Series 2 Senior Note Offering.

In addition, related to the 12% Senior Series 2 Note Offering, we shall issue to each holder of registrable securities in the 12% Senior Series 2 Note Offering as liquidated damages additional warrants in an amount equal to one percent (1%) of the warrant shares issuable upon exercise of the warrants issued to such holder for each thirty (30) day period during which the Company fails to file a Registration Statement on or prior to July 31, 2009 and is continuing, prorated for any period less than thirty (30)days until a Registration Statement is filed and declared effective on or prior to October 31, 2009.

We relied on the exemption from registration provided by Section 4(2) of the Securities Act, and Rule 506 promulgated thereunder in connection with the 12% Senior Series 2 Note Offering. We believe that the purchasers are “accredited investors,” as such term is defined in Rule 501(a) promulgated under the Securities Act.

This registration statement was filed in respect of a contractual commitment with the investors in the 12% Senior Series 2 Note Offering.

The Cantone Bridge Loan

On September 10, 2009, we entered into a Bridge Loan Agreement (the “Bridge Loan Agreement”) with Cantone Research, Inc. (the “Lender”) whereby the Lender agreed to provide a Bridge Loan for $58,000 (the “Bridge Loan”) and we agreed that the proceeds of the Bridge Loan would be used exclusively to pay interest due on the outstanding 12% Series 1 and Series 2 Senior Note. The Bridge Loan bears interest at the rate of 12% per annum and is due and payable on or before December 1, 2009, together with all accrued outstanding interest. Pursuant to the Bridge Loan Agreement, against receipt of the Bridge Loan, we issued to the lender a two year warrant to purchase up to 116,000 shares of the Company’s Common Stock exercisable at $0.60 per share.

The Consulting Services Agreement Warrant

On September 10, 2009, we entered into a Consulting Agreement (the “Consulting Agreement”) with Cantone Asset Management, LLC (the “Consultant”) whereby the consultant agreed to provide guidance and advice related to negotiating the terms of the Company’s outstanding Series 1 and Series 2 12% Senior Notes and continued services to assist the Company to coordinate with the holders of the Series 1 and Series 2 12% Senior Notes. In consideration thereof, we agreed to pay monthly consulting fees of U.S. $12,000 per month for a period of twelve (12) months and issued to the consultant a five year warrant to purchase 200,000 shares of the Company’s common stock at an exercise price of $0.60 per share.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares issuable upon the exercise of any of the warrants issued to the holders of the 12% Series 2 Senior Notes, the lender of the Cantone Bridge Loan or the consultant under the Consulting Services Agreement pursuant to this prospectus. We may receive proceeds from the issuance of shares of our common stock upon the exercise of any of these warrants. We intend to use any proceeds from the exercise of the warrants for working capital and other general corporate purposes. Only the shares of our common stock, issuable upon exercise of the warrants are being offered under this prospectus by the selling stockholders. There is no assurance that any or all of the warrants will ever be exercised.

SELLING STOCKHOLDERS

This prospectus relates to the offering and sale, from time to time, of up to 3,514,020  shares of our common stock by the sole selling stockholders named in the table below. The selling stockholders acquired their shares of our common stock and/or warrants to purchase shares of common stock directly from us in private transactions.

The following table sets forth certain information known to us, as of December 14 , 2009, and as adjusted to reflect the sale of the shares offered hereby, with respect to the beneficial ownership of common stock by the selling stockholder. The selling stockholders may sell all or some of the shares of common stock being offered under this prospectus, and may sell shares of our common stock otherwise than pursuant to this prospectus. It also assumes that the stockholders exercise the warrants in full and sell all of the shares of common stock issued upon exercise thereof in offerings pursuant to this prospectus, and neither disposes of nor acquires any additional shares. The selling stockholders will sell their shares in one or more market transactions on the NYSE Amex or in privately negotiated transactions at standard terms, including commissions at market rates for similar transactions.  We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

	Shares beneficially owned as of December 14, 2009		No. of Shares being	Shares beneficially owned after offering (1)
Name of beneficial owner	Number	Percentage	Registered	Number	Percentage
John F. Kullerstrand	9,600	*	9,600	0	0
Gordon L. Reamey	16,000	*	16,000	0	0
Patrick A. Dennis	56,000	*	40,000	16,000	0
Santo Zito and Josephine Zito, Joint Tenants	64,000	*	48,000	16,000	0
James J. Young and June A. Young, Tenants in Common	36,000	*	16,000	20,000	0
Sheldon Neal	48,000	*	32,000	16,000	0
William and Helen M. Embry Trust	120,000	*	80,000	40,000	0
Marlyn W. Rinehart, Trustee u/w of Kenneth L. Rinehart Jr., Trust A	100,000	*	80,000	20,000	0
Jean M. Gaur	60,000	*	40,000	20,000	0
The Money Market Investment Club of Toledo(2)	36,000	*	16,000	20,000	*
Robert M. Young	60,000	*	40,000	20,000	0
William B. Telfair and Carole H. Telfair, Joint Tenants	16,000	*	16,000	0	0
Edward H. Gross	21,200	*	19,200	8,000	0
Catherine Von Lanken and Barbara J. Conlin, JTWROS	80,000	*	80,000	0	0
Mark Werner	16,000	*	16,000	0	0
Henry J. Gefken and Christine P. Gefken, Joint Tenants	72,000	*	32,000	40,000	0
Octagon Capital Partners(3)	160,000	*	120,000	40,000	*
Santo Chiarelli	16,000	*	16,000	0	0
Monte and Janet Anglin Revocable Living Trust	16,000	*	16,000	0	0
Phil Ermis	16,000	*	16,000	0	0
Joyce C. Kalemeris	16,000	*	16,000	0	0
Robert S. Benach	24,000	*	24,000	0	0
Edward Ira Whitman, Trustee of the Whitman Revocable Family Trust	16,000	*	16,000	0	0
Thomas Michael Rahaim	16,000	*	16,000	0	0
Kenneth Richardson	100,000	*	56,000	44,000	0

William A. Waack	21,600	*	21,600	0	0
Bobby Nedbalek	120,000	*	80,000	40,000	0
Armando Bottelli	40,000	*	40,000	0	0
Gordon J. Weiss	40,000	*	40,000	0	0
Stanley Ginsberg	32,000	*	32,000	0	0
Dr. TJR Harris	25,200	*	25,200	0	0
Mitchell R. Setzer and Nancy P. Setzer	16,000	*	16,000	0	0
Jeffrey S. Hinkle	100,000	*	80,000	20,000	0
Manish R. Patel and Roopal M. Karia-Patel	16,000	*	16,000	0	0
David Benaderet	120,000	*	80,000	40,000	0
Tejal C. Shah	16,000	*	16,000	0	0
El Coronado Holdings, LLC(4)	462,500	1.9%	400,000	62,500	0
Michael Loren Aronson	24,000	*	24,000	0	0
James Barker	16,000	*	16,000	0	0
John T. Bloom, Jr. and Janet Bloom	32,000	*	16,000	16,000	0
John Cadwallader	16,000	*	16,000	0	0
Howard Falick	16,000	*	16,000	0	0
Joel D. Fedder	220,000	*	160,000	60,000	0
Frank H. Fila	16,000	*	16,000	0	0
Angelo Gigliotti and Paula Gigliotti, JTWROS	16,000	*	16,000	0	0
George Gosen, Jr.	48,000	*	32,000	16,000	0
FCC as Custodian for John F. Kullerstrand Roth IRA	9,600	*	9,600	0	0
William F. Liming	16,000	*	16,000	0	0
Gloria Mildred Mayster, Trustee of the Gloria M. Mayster Trust 12/4/91	16,000	*	16,000	0	0
Hoy A. Moose, Jr.	16,000	*	16,000	0	0
Bobby Nedbalek (2008 SEP)	24,000	*	24,000	0	0
Larry Newman, Trustee of the Newman Family Trust dated 9/30/97	40,000	*	40,000	0	0
Stuart D. Shayman	16,000	*	16,000	0	0
Shelton Steinle and Jeanette Steinle	36,000	*	16,000	20,000	0
Marshall M. Taylor	16,000	*	16,000	0	0
Alfred Charlton Thompson	16,000	*	16,000	0	0
David A. Williams	16,000	*	16,000	0	0
James S. Yoder	16,000	*	16,000	0	0
Mordecai Bluth	50,000	*	20,000	30,000	0
Gary Mintz	40,000	*	40,000	0	0
David M. Marcus	16,000	*	16,000	0	0
Mary F. Sippell	16,000	*	16,000	0	0
Hamilton C. Fish	16,000	*	16,000	0	0
Harold M. Davidson	16,000	*	16,000	0	0
David V. Montieth	16,000	*	16,000	0	0
Robert J. Barnwell, Trustee u/a dated 9/21/1998	16,000	*	16,000	0	0
Steven Stein	16,000	*	16,000	0	0
Nathan Gordon and Priscilla Gordon, Trustees of the Gordon Family 1995 Trust	32,000	*	32,000	0	0
Herschel Sambrowsky	16,000	*	16,000	0	0
Kevin Lyons	900	*	900	0	0
Anthony Cantone(5)	945,110	4.6%	519,000	426,110	2.1%
John Cantone	5,700	*	5,700	0	0
Cantone Research Inc. (6)	322,796	1.6%	200,656	122,140	*
Galileo Asset Management, S.A. (7)	373,426	1.7%	69,464	303,962	1.4%

Securities Research, Inc. (8)	10,620	*	6,000	4,620	*
JH Darbie & Co. (9)	4,655	*	1,600	0	0
Strategic Growth International, Inc. (10)	93,500	*	37,500	56,000	*
Cantone Asset Management, LLC (11)	200,000		200,000	0	0
TOTAL			3,514,020

*	Less than 1%

(1)	Assumes all shares being registered hereunder are sold.

(2)	Mark D. Weber, Managing Partner, has sole voting and investment power with respect to these shares.

(3)	Steven Hart, Portfolio Manager, has sole voting and investment power with respect to these shares.

(4)	Josiah T. Austin, Managing Member, has sole voting and investment power with respect to these shares.

(5)
Includes 86,000 shares owned by Mr. and Mrs. Cantone, 139,000 shares owned by Mr. Cantone individually, 67,500 shares owned by Mr. Cantone’s IRA, 121,610 shares owned by Cantone Office Center, LLC, but excludes 322,796 shares owned by Cantone Research Inc. and 200,000 shares owned by Cantone Asset Management, LLC. All of these shares are deemed beneficially owned by Mr. Cantone.

(6)
Anthony J. Cantone, President, has sole voting and investment power with respect to these shares. Does not include any shares owned by Mr. or Mrs. Cantone individually or by Cantone Office Center, LLC, or Cantone Asset Management, LLC

(7)	Christine-Marie Wright, President, has sole voting and investment power with respect to these shares. Includes warrants to purchase an additional 286,473 shares which are currently exercisable.

(8)	Brian Swift, CEO, President, has sole voting and investment power with respect to these shares.

(9)	Robert Rabinovitz, CEO and Director, has sole voting and investment power with respect to these shares.

(10)	Richard E. Cooper, Chairman, has sole voting and investment power with respect to these shares.
(11)	Anthony Cantone, Managing Member has sole voting and investment power with respect to these shares.

Except as otherwise indicated above or in the footnotes to the table, the selling stockholders have not held any position or office or had any material relationship with us or any of our subsidiaries within the past three years and possess sole voting and investment power with respect to the shares shown.
PLAN OF DISTRIBUTION

Shares of common stock covered hereby may be offered and sold from time to time by the selling stockholders.  The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares being offered hereby (i) on the NYSE Amex, or otherwise at prices and at terms then prevailing or at prices related to the then current market price or (ii) in private sales at negotiated prices or by a combination of such methods of sale.

Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser.) Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholder to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) on the NYSE Amex, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

        The selling stockholders and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be “underwriters” under the Securities Act of 1933, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission. The selling stockholders may indemnify any broker-dealer who participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon by Leser Hunter Taubman & Taubman, New York, New York.

EXPERTS

Our consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by KMJ Corbin & Company LLP, an independent registered public accounting firm, and have been incorporated in this prospectus by reference in reliance upon the report of KMJ Corbin & Company LLP pertaining to such consolidated financial statements and upon the authority of such firm as experts in auditing and accounting.

AVAILABLE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at: 100 F Street N.E., Room 1580, Washington, DC 20549. You should call (202) 551-8090 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain reports, proxy and information statements, and other information regarding issuers (including Radient Pharmaceuticals Corporation) may be found. In addition, such material concerning us may be inspected at the offices of the NYSE Amex, 86 Trinity Place, New York, New York 10006.

This prospectus is part of a registration statement filed with the SEC. The Registration Statement contains more information than this prospectus regarding us and our common stock, including certain exhibits filed. You can get a copy of the Registration Statement from the SEC at the address listed above or from the SEC’s internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate” into this prospectus information we file with it in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below ( some of which were filed under our former name “AMDL, Inc.”,) except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares:

●	Registrant’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on April 15, 2009 (File No. 001-16695-09834060);

●	Registrant’s Current Report on Form 8-K dated January 9, 2009 filed with the SEC on January 9, 2009 (File No. 001- 16695-09518549);

●	Registrant’s Current Report on Form 8-K dated January 30, 2009 filed with the SEC on January 30, 2009 (File No. 001-16695-09558976);

●	Registrant’s Current Report on Form 8-K dated September 29, 2009 filed with the SEC on October 1, 2009 (File No. 001-16695-091097969);

●	Registrant’s Current Report on Form 8-K dated May 4, 2009 filed with the SEC May 8, 2009 (File No. 001-16695-09892168);

●	Registrant’s Current Report on Form 8-K dated June 12, 2009 filed June 15, 2009 (File No. 001-16695-09751548);

●	Registrant’s Current Report on Form 8-K dated September 10, 2009 filed September 18, 2009 (File No. 001-16695-091076555);

●	Registrant’s Current Report on Form 8-K dated September 29, 2009 filed October 1, 2009 (File No. 001-16695-091097969);

●	Registrant’s Current Report on Form 8-K dated November 30, 2009 filed December 2, 2009 (File No. 001-16695-091218237);

●	Registrant’s Current Report on Form 8-K dated December 16, 2009 filed December 16, 2009 (File No. 001-16695-091244951);

●	Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the SEC on May 15, 2009 (File No. 001-16695- 09801103);

●	Registrant’s Quarterly Report on Form 10-Q for the three months ended June 30, 2009 filed with the SEC on August 19, 2009 (File No. 001-16695-091024982);

●	Registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2009 filed with the SEC on November 23, 2009 (File No. 001-16695-091202483); and

●	The description of the Registrant’s common stock contained in its Registration Statement on Form 8-A12B filed with the SEC on September 21, 2001 (File No. 001-16695-1741905).

We will provide without charge to each person, including any beneficial owner of common stock, to whom this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference in this prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference therein). Requests should be directed to: Radient Pharmaceuticals Corporation, 2492 Walnut Avenue, Suite 100, Tustin, California 92780-7039, Attention: Akio Ariura, Chief Operating Officer, Telephone (714) 505-4460.

PART II

INFORMATION NOT REQUIRED
IN PROSPECTUS

Item 14. Itemized Statement of Expenses.

The table below sets forth the estimated expenses (except the SEC registration fee, which is an actual expense) in connection with the offer and sale of the shares of common stock of the registrant covered by this Registration Statement.

SEC Registration Fee	$113.72
Legal Fees and Expenses	10,000.00	*
Accounting Fees and Expenses	3,500.00	*
Printing Fees and Expenses	500.00	*
Miscellaneous	400.00
Total	$14,513.72

*Estimated as permitted under Rule 511 of Regulation S-K

Item 15. Indemnification of Directors and Officers.

Delaware law and  our Certificate of Incorporation and Bylaws provide that we shall, under certain circumstances and subject to certain limitations, indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. Any such person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. “Proceeding” means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation.

Radient Pharmaceuticals directors, officers, agents and employees are entitled to indemnification by each of the Selling Stockholders against any losses arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this Registration Statement and the prospectus contained herein made in reliance upon written information furnished to us by such Selling Stockholder for use in this Registration Statement or the prospectus.

We have also entered into indemnification agreements with its directors whereby we have agreed to indemnify and hold them harmless from and against any claims, liability, damages or expenses incurred by them in or arising out of their status, capacities and activities with respect to the Company to the maximum extent permitted by Delaware law. Radient Pharma believes that these agreements are necessary to attract and retain qualified persons as directors and executive officers.

We also maintain a directors and officers insurance policy with aggregate limits of $2,000,000 pursuant to which our directors and officers are insured against liability for certain actions in their capacity as directors and officers.

Item 16. Exhibits.

The exhibits to this Registration Statement are listed in the Index to Exhibits included elsewhere in this Registration Statement.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)
Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933, as amended, shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b) The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3/A and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California on December 16 , 2009.

RADIENT PHARMACEUTICALS CORPORATION

By:	/s/ Douglas C. MacLellan Douglas C. MacLellan, President

POWER OF ATTORNEY

Each director whose signature appears below constitutes and appoints Douglas C. MacLellan and Akio Ariura, or either of them, his true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting onto said attorneys-in-fact agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in an about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on  December 16 , 2009.

Signature	Title

/s/ Douglas C. Maclellan	President, Chief Executive Officer and Director
DOUGLAS C. MACLELLAN	(Principal Executive Officer)

/s/ Akio Ariura AKIO ARIURA	Chief Financial Officer (Principal Financial Officer and
Principal Accounting Officer)

/s/ Michael Boswell
MICHAEL BOSWELL	Director

/s/ Edward R. Arquilla
EDWARD R. ARQUILLA	Director

/s/ Minghui Jia
MINGHUI JIA	Director

/s/ William M. Thompson III
WILLIAM M. THOMPSON III	Director

INDEX TO EXHIBITS

Exhibit

5.1	*Opinion and Consent of Leser, Hunter, Taubman & Taubman

23.1	*Consent of Leser, Hunter, Taubman & Taubman (included in Exhibit 5.1)

23.2	*Consent of KMJ Corbin & Company LLP

24.1	*Power of Attorney (included on the original signature page of this Registration Statement)
____________

*	Filed herewith